EXHIBIT 99.1
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                                                       [LOGO - ARC ENERGY TRUST]


NEWS RELEASE

JULY 15, 2005

ARC ENERGY TRUST ANNOUNCES THIRD QUARTER CASH DISTRIBUTIONS
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CALGARY, JULY 15, 2005 (AET.UN AND ARX - TSX) ARC Energy Trust (the "Trust")
announced today that a cash distribution of $0.15 per trust unit will be paid on August 15, 2005 in respect of July production. ARC directs a portion of its distributable cash flow to fund its 2005 capital expenditures program and to make contributions to its reclamation fund.

Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the third quarter as follows:

       RECORD           EX-DISTRIBUTION       DISTRIBUTION       DISTRIBUTION
        DATE                 DATE                 DATE             PER UNIT
        ----                 ----                 ----             --------
       July 31              July 27             August 15            $0.15
      August 31            August 29          September 15           $0.15*
    September 30         September 28          October 17            $0.15*

* Based on the Trust's current hedge position and anticipated commodity prices, the above reflects distributions expected to be paid; however, distributions are subject to change based upon actual market conditions. ARC's Board of Directors will be reviewing our distributions as part of our mid-year forecast update which will be conducted prior to the release of ARC's second quarter financial statements. Distributions for the September 15th and October 17th payment dates will be confirmed with ARC's second quarter results, which will be news released August 3, 2005.

Commodity prices and the U.S./Canadian exchange rate are expected to continue to fluctuate, which may have an impact on cash distributions available for the remainder of 2005. The Trust maintains an active hedging program directed towards providing greater certainty that the Trust's distributions equal or exceed annual target distribution levels.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $4.1 billion. The Trust currently produces approximately 55,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE's) may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer


     For further information about ARC Energy Trust, please visit our website
                        www.arcresources.com or contact:

                 Investor Relations, E-mail: ir@arcresources.com
          Telephone: (403) 503-8600             Fax: (403) 509-6417
                            Toll Free 1-888-272-4900

                               ARC Resources Ltd.
                        Suite 2100, 440 - 2nd Avenue S.W.
                               Calgary, AB T2P 5E9